Notice to ASX/LSE Conditions on Simandou investment now satisfied 16 July 2024 All conditions have now been satisfied for Rio Tinto’s investment to develop the Simandou high-grade iron ore deposit in Guinea, including the completion of necessary Guinean and Chinese regulatory approvals. The transaction is expected to complete during the week of 15 July 2024. Along with the recent approval by the Board of Simfer1, this allows Simfer to invest in and fund its share of co-developed rail and port infrastructure being progressed in partnership with Winning Consortium Simandou2 (WCS), Baowu and the Republic of Guinea. More than 600 kilometres of new multi-use trans-Guinean railway together with port facilities will allow the export of up to 120 million tonnes per year of mined iron ore by Simfer and WCS from their respective Simandou mining concessions in the southeast of the country3. Together, this will be the largest greenfield integrated mine and infrastructure investment in Africa. Rio Tinto Executive Committee lead for Guinea and Copper Chief Executive Bold Baatar said: “We thank the Government of Guinea, Chinalco, Baowu and WCS for their partnership in reaching this milestone towards developing the world class Simandou project. “Simandou will deliver a significant new source of high-grade iron ore that will strengthen Rio Tinto’s portfolio for the decarbonisation of the steel industry, along with trans-Guinean rail and port infrastructure that can make a significant contribution to the country’s economic development.” Under the terms of the transaction, Simfer will acquire a participation in the WCS project companies constructing rail and port infrastructure, commit to perform a portion of the construction works itself and commit to funding its share of the overall co-developed infrastructure cost, in an aggregate amount of approximately $6.5 billion (Rio Tinto share approximately $3.5 billion)4. Chalco Iron Ore Holdings Ltd (CIOH) has now paid its share of capital expenditures incurred or required by Simfer to progress critical works up to completion. A first payment of approximately $410 million, for expenditures until the end of 2023, was made on 28 June 2024, and a second payment of approximately $575 million, for 2024 expenditures, was made on 11 July 2024. These amounts settle all expenditures incurred to date. 1 Approval has been granted by the Board of Simfer Jersey Limited, a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). Simfer Infraco Guinée S.A.U. will deliver Simfer Jersey’s scope of the co-developed rail and port infrastructure, and is, on the date of this notice, a wholly-owned indirect subsidiary of Simfer Jersey Limited, but will be co-owned by the Guinean State (15%) after closing of the co-development arrangements. Simfer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and Simfer Jersey Limited (85%). 2 WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. . In the case of the mine, Baowu also has an option to increase to 51% during operations. After Closing, Simfer will hold 34% of the shares in the WCS infrastructure entities during construction with WCS holding the remaining 66%. 3 WCS holds the mining concession for Blocks 1 and 2, while Simfer S.A. holds the mining concession for blocks 3 and 4. Simfer and WCS will independently develop their mines. 4 A true-up mechanism will apply between Simfer and WCS to equalise most of their costs of constructing the co-developed rail and port infrastructure. The figures shown here are pre-equalisation. EXHIBIT 99.8

Notice to ASX/LSE 2 / 4

The co-developed infrastructure capacity and associated cost will be shared equally between Simfer, which will develop, own and operate a 60 million tonne per year[5] mine in blocks 3 and 4 of the Simandou Project, and WCS, which is developing blocks 1 and 2.

Under the co-development arrangement, Simfer and WCS will deliver separate infrastructure scopes to leverage expertise. Simfer will construct the approximately 70 kilometre Simfer spur rail line and a 60 million tonne per year transhipment vessel (TSV) port, while WCS will construct the dual track approximately 536 kilometre main rail line, the approximately 16 kilometre WCS spur rail line and a 60 million tonne per year barge port.

Once complete, all co-developed infrastructure and rolling stock will be transferred to and operated by the Compagnie du Transguinéen (CTG) joint venture, in which Simfer and WCS each hold a 42.5% equity stake and the Guinean State a 15% equity stake[6].

First production from the Simfer mine is expected in 2025, ramping up over 30 months to an annualised capacity of 60 million tonnes per year[5] (27 million tonnes Rio Tinto share). The mine will initially deliver a single fines product before transitioning to a dual fines product of blast furnace and direct reduction ready ore.

Simfer's capital funding requirement for the Simandou project as a whole is estimated to be approximately $11.6 billion, of which Rio Tinto's share is approximately $6.2 billion, broken down as follows.

US dollars in billions (nominal terms)	**Simfer capex**	**Rio Tinto share**
Mine and TSVs, owned and operated by Simfer		
Development of an initial 60Mt/a mine at Simandou South (blocks 3 & 4), to be constructed by Simfer	$5.1	$2.7
Co-developed infrastructure, owned and operated by CTG once complete		
Simfer scope (funded 100% by Simfer during construction) Rail: a 70 km rail-spur from Simfer mine to the mainline, including rolling stock Port: construction of a 60Mt/a TSV port	$3.5	$1.9
WCS scope (funded 34% by Simfer during construction) Port and rail infrastructure including an approximately 552 km trans-Guinean heavy haul rail system, comprised of a 536 km mainline and a 16 km WCS rail spur	$3.0	$1.6
Total capital expenditure (nominal terms)	**$11.6**	**$6.2**[7]

Rio Tinto's share of expected capital investment remaining to be spent from 1 January 2024 is to be $5.7 billion. Rio Tinto's expected funding requirements for 2024 and 2025 are included in its share of capital investment guidance for this period, with project funding expected to extend beyond this timeframe.

Further details on the Simandou project can be found in the 2023 Investor Seminar presentation at https://www.riotinto.com/en/invest/investor-seminars.

[5] The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange dated 6 December 2023 titled "Simandou iron ore project update". Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed.

[6] Ownership of the rail and port infrastructure will transfer from CTG to the Guinean State after a 35 year Operations Period, with Simfer retaining access rights on a non-discriminatory basis and at least equivalent to all Third Party Users.

[7] By the end of 2023, Rio Tinto spent $0.5 billion (Rio Tinto share) to progress critical path works. Rio Tinto's share of expected capital investment remaining to be spent from 1 January 2024 was $5.7 billion.

Notice to ASX/LSE 3 / 4 As Chinalco, Baowu, China Rail Construction Corporation and China Harbour Engineering Company are Chinese state-owned entities, and given Chinalco indirectly holds 11.2% of shares in the Rio Tinto Group, they, and WCS, may be considered to be associates of a related party of Rio Tinto for the purpose of the UK Listing Rules. Rio Tinto’s funding commitment pursuant to the infrastructure co-development arrangement (Rio Tinto share $3.5bn) is a smaller related party transaction for the purposes of Listing Rule 11.1.10R and this announcement is, therefore, made in accordance with Listing Rule 11.1.10R(2)(c).

Notice to ASX/LSE 4 / 4 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Michelle Lee M +61 458 609 322 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com